UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

CONVIO, INC.

(Name of Subject Company (Issuer))

CARIBOU ACQUISITION CORPORATION

a wholly owned subsidiary of

BLACKBAUD, INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

21257W105

(CUSIP Number of Class of Securities)

Marc Chardon

Blackbaud, Inc.

2000 Daniel Island Drive

Charleston, South Carolina 29492

(843) 216-6200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Donald R. Reynolds, Esq.

S. Halle Vakani, Esq.

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

Telephone: (919) 781-4000

Facsimile: (919) 781-4865

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$329,075,408	$37,713

*	Estimated for purposes of calculating the filing fee only. Determined by multiplying the offer price of $16.00 per share by the sum of (x) the18,940,443 shares of common stock, par value $0.001 per share (the “Shares”), of Convio, Inc. issued and outstanding as of April 3, 2012, and (y) the 1,626,770 Shares that are issuable on or prior to the expiration of this tender offer upon the exercise of all options and other rights to purchase Shares that are currently outstanding and exercisable as of April 3, 2012 and have a per share exercise price of $16.00 or less.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$37,647	Filing Party:	Blackbaud, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	March 21, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates.

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 8 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on January 25, 2012 by Blackbaud, Inc., a Delaware corporation (“Parent”), and Caribou Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Parent, and relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Convio, Inc., a Delaware corporation (the “Company”), at a price of $16.00 per Share, net to the seller in cash, without interest thereon (subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 25, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal, (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).

The information set forth in the Offer, including all schedules thereto, is expressly incorporated herein by reference with respect to all of the items of this Schedule TO, except as otherwise set forth below.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 1.	Summary Term Sheet

Item 1 of the Schedule TO is hereby amended and supplemented by including the following information at the end of “Other Information” in the section of the Offer to Purchase entitled “Summary Term Sheet”:

“On April 4, 2012, in conjunction with the Department of Justice’s continued review of information submitted by Blackbaud regarding the proposed Merger and upon the written request of the Company, Parent extended the expiration of the Offer for a period of 10 business days consistent with the terms of the Merger Agreement, which provides for such extensions if any closing conditions have not been met. The Offer is now scheduled to expire at 12:00 midnight, New York City time, on Wednesday, April 18, 2012, unless further extended. The Offer was previously scheduled to expire at 12:00 midnight, New York City time, on Wednesday, April 4, 2012. The Depositary has indicated that, as of 5:00 p.m., New York City time, on April 3, 2012, 18,940,443 Shares were issued and outstanding. The Depositary has indicated that, as of 5:00 p.m., New York City time, on April 3, 2012, 14,696,919 Shares (approximately 77.6% of the Shares issued and outstanding) had been tendered into and not withdrawn from the Offer. As of that time, 43,245 Shares had been tendered pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase.”

Item 2.	Subject Company Information

Item 2(b) of the Schedule TO is hereby amended and supplemented by deleting the second sentence thereto and replacing it with the following:

“As of April 3, 2012, there were 18,940,443 Shares issued and outstanding.”

Item 12.	Material to be Filed as Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibits:

“(a)(2)(M)	Current report on Form 8-K regarding Parent’s extension of its Offer to Purchase, filed by Parent on April 4, 2012.

(a)(2)(N)	Press release issued by Parent on April 4, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent on April 4, 2012).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2012

CARIBOU ACQUISITION CORPORATION

By:	/s/ Anthony W. Boor
Name:	Anthony W. Boor
Title:	Chief Financial Officer and Treasurer

BLACKBAUD, INC.

By:	/s/ Anthony W. Boor
Name:	Anthony W. Boor
Title:	Senior Vice President and Chief Financial Officer